UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2016

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

Ability Inc. (the “Company”) has determined that it qualifies as a foreign private issuer, as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company shall cease to report as a U.S. domestic issuer and instead shall report as a foreign private issuer (so long as it continues to qualify as a foreign private issuer). For additional information, see the risk factor titled “Following the consummation of the business combination, Holdco expects to qualify as a “Foreign Private Issuer”, and as such, Holdco would be exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Exchange Act and subject to limited 1934 Securities Exchange Act reporting requirements.” in the Company’s prospectus filed with the U.S. Securities and Exchange Commission on December 2, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 19, 2016	ABILITY INC.

	By:	/s/ Anatoly Hurgin
	Name:	Anatoly Hurgin
	Title:	Chief Executive Officer and Chairman of the Board

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